# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rectitude Holdings Ltd., CIK 0001995116
CUSIP: G7445R101
Title of class of securities: Ordinary Shares par value $0.0001
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore (U0), 528627
Date of event which requires filing of this statement: 06/21/2024
Filed by CIK 0002059611

## Reporting persons
- Chin Fook Onn: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 1,062,500; shared voting power 0; sole dispositive power 1,062,500; shared dispositive power 0; aggregate amount beneficially owned 1,062,500 (7.32% of the class)

## Item 1. Issuer
Name of issuer: Rectitude Holdings Ltd.
Address of issuer's principal executive offices: 35 Tampines Industrial Avenue 5, T5@Tampines, Singapore 528627

## Item 2. Person Filing
Name of person filing: Chin Fook Onn
Address of principal business office or, if none, residence: Block 1, Haig Road, #03-565, Singapore 430001
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,062,500
Percent of class: 7.32
Sole power to vote or to direct the vote: 1,062,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,062,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chin Fook Onn: /s/ Chin Fook Onn, Chin Fook Onn (03/10/2025)